UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2009

Commission File Number: 000-53543

Ballard Power Systems Inc.

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(Translation of registrant’s name into English)

Canada

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(Jurisdiction of incorporation or organization)

9000 Glenlyon Parkway

Burnaby, BC

V5J 5J8

Canada

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: August 6, 2009	By: /s/ Glenn Kumoi
Name:	Glenn Kumoi
Title:	VP Human Resources & Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 6, 2009

Ballard Restructuring Streamlines Cost Base

For Immediate Release – August 6, 2009

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced an organizational restructuring, resulting in the elimination of 85 positions at its Burnaby, BC and Lowell, MA locations, representing approximately 20% of its workforce.

This restructuring narrows Ballard’s research and product development programs to focus on commercial priorities and also reduces the company’s administrative support and overhead positions.

John Sheridan, President and CEO said that “while this was a difficult decision given the people implications, this move to a leaner, lower cost organizational structure, is a key step in Ballard’s drive to profitability.”

A third quarter charge of approximately $4 million will be recorded for related severance and restructuring costs, which is expected to be offset by savings in 2009. On a full year basis, these organizational changes will result in cost savings of approximately $10 million annually.

About Ballard Power Systems

Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements, including estimated future expenses and cost savings contained in our outlook, which are provided to enable external stakeholders to understand our expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Media Relations at telephone number 604-453-3804 or on e-mail media@ballard.com.